EXHIBIT 99.1

March 31, 2017	News Release 17-06

Brucejack Transmission Line Energized

Vancouver, British Columbia March 31, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company) is pleased to report that the Brucejack Mine transmission line is now energized and dry commissioning is underway.   Wet commissioning remains on schedule to begin in early April with the first ore expected to be introduced to the mill in mid-April.

The 57-kilometer long transmission line connecting the Brucejack Mine to the BC Hydro power grid was completed on March 21, 2017 and energized on March 31, 2017 following regulatory approval.  The transmission line will provide low cost, clean energy to power the site including the mill and underground operations.

Construction of underground infrastructure, including the crusher, conveyor, and transfer towers is nearing completion and the electrical substation has been energized.  The underground conveying system has been completed with all belts installed.   With the critical mechanical and electrical components in place, remaining roof decking and wall cladding will be completed to enclose the portal building. All conveyor galleries from the Valley of the Kings portal to the mill building are installed with belt installation to commence over the next week.

The installation of the SAG and ball mills, including liner installation and drive alignment is on track to be complete the first week of April. Fresh water is currently being pumped to the fresh and fire water tanks with hydraulic testing of other areas to continue thereafter. The installation and assembly of the remaining mechanical, piping, electrical, instrumentation and control components within the Mill building is progressing.

Underground development continues to advance and the contracted long-hole drilling crew has been mobilized to site.  Over 163,000 tonnes of ore have been stockpiled on surface and underground. Underground development is advancing, long-hole drilling of the test stope is complete and drilling of the first production stope is underway.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mining Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development.

About Pretivm

Pretivm is constructing the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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